Exhibit 99.1

Stellantis and General Motors to Execute
a Share Repurchase Transaction

AMSTERDAM, Sept. 13, 2022 – Stellantis N.V. and General Motors Holdings LLC, a subsidiary of General Motors Company (“GM”) have executed a share repurchase agreement (“SRA”) related to the 69.1 million common shares in Stellantis, representing approximately 2.2% of Stellantis’ share capital (on a diluted basis), that GM is entitled to receive upon the exercise of equity warrants (the “Warrants”) originally issued by Peugeot S.A. (“PSA”) to GM in 2017.

The Warrants were issued to GM as part of the purchase by PSA of the Opel Vauxhall automotive business. Upon exercise of the Warrants, Stellantis will also deliver to GM approximately 1.2 million common shares of Faurecia and an aggregate cash amount of approximately EUR130 million for rights to dividends paid by PSA and Stellantis.

Pursuant to the SRA, the issue and the repurchase of Stellantis common shares will both occur on September 15. The purchase price paid by Stellantis for the common shares will amount, in total, to EUR 923,247,678 (such amount is based on the volume-weighted average price of one Stellantis common share on the regulated market of Euronext in Milan over the last five trading days).

This purchase of Stellantis common shares by Stellantis from GM will be carried out under the authority granted by the general meeting of April 13, 2022.

# # #

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Valérie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL + 33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com www.stellantis.com